Novartis First Quarter 2026 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
OPERATING PERFORMANCE REVIEW
3
CASH FLOW AND BALANCE SHEET
9
INNOVATION REVIEW
12
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
14
Consolidated statements of comprehensive income
15
Consolidated balance sheets
16
Consolidated statements of changes in equity
17
Consolidated statements of cash flows
18
Notes to condensed interim consolidated financial statements
19
SUPPLEMENTARY INFORMATION
32
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
34
NON-IFRS MEASURE FREE CASH FLOW
36
ADDITIONAL INFORMATION
Net debt
37
Share information
37
Effects of currency fluctuations
38
DISCLAIMER
39

Operating performance review
Key figures
First quarter
(USD millions unless indicated otherwise)	Q1 2026 USD m	Q1 2025 USD m	% change USD	% change cc 1

Net sales to third parties	13 113	13 233	-1	-5

Other revenues	411	387	6	5

Cost of goods sold	-3 459	-3 227	-7	-1

Gross profit	10 065	10 393	-3	-7

Selling, general and administration	-3 140	-3 058	-3	2

Research and development	-2 740	-2 366	-16	-9

Other income	478	226	112	94

Other expense	-428	-532	20	26

Operating income	4 235	4 663	-9	-11

% of net sales	32.3	35.2

Loss from associated companies	-3	-3	0	-2

Interest expense	-343	-270	-27	-27

Other financial income and expense	-50	17	nm	nm

Income before taxes	3 839	4 407	-13	-14

Income taxes	-683	-798	14	15

Net income	3 156	3 609	-13	-13

Basic earnings per share (USD)	1.65	1.83	-10	-11

Net cash flows from operating activities	3 676	3 645	1

Non-IFRS measures [1]

Free cash flow	3 330	3 391	-2

Core operating income	4 897	5 575	-12	-14

% of net sales	37.3	42.1

Core net income	3 794	4 482	-15	-17

Core basic earnings per share (USD)	1.99	2.28	-13	-15

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 32. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy
Our focus
Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Net sales
Net sales were USD 13.1 billion (-1%, -5% cc), with volume contributing 13 percentage points to growth, more than offset by 14 percentage points of generic competition. Pricing had a negative impact of 4 percentage points, including net 1 percentage point from revenue deduction adjustments in the US, and currency had a positive impact of 4 percentage points. By region, sales in the US were USD 5.0 billion (-13%) and sales in the rest of the world were USD 8.2 billion (+8%, +1% cc).
Generic competition negatively impacted sales performance for Entresto (USD 1.3 billion, -42%, -46% cc), Promacta (USD 184 million, -66%, -68% cc) and Tasigna (USD 155 million, -59%, -61% cc), partly offset by continued strong growth from Kisqali (USD 1.5 billion, +59%, +55% cc), Pluvicto (USD 642 million, +73%, +70% cc), Kesimpta (USD 1.2 billion, +29%, +26% cc), Scemblix (USD 433 million, +82%, +79% cc) and Leqvio (USD 452 million, +76%, +69% cc).
In the US (USD 5.0 billion, -13%), the sales decline was due to generic competition, mainly Entresto, Promacta and Tasigna, partly offset by strong growth from Kisqali, Pluvicto, Kesimpta and Scemblix. In Europe (USD 4.2 billion, +7%, -3% cc), sales increased in USD but declined in cc, mainly due to generic competition, including Promacta and Xolair, offset by strong performance from Kisqali and Kesimpta. Sales in emerging growth markets were USD 3.9 billion (+8%, +3% cc), including USD 1.3 billion of sales from China (+13%, +8% cc).
Operating income
Gross profit was USD 10.1 billion (-3%, -7% cc), declining broadly in line with net sales.
SG&A expenses were USD 3.1 billion (-3%, +2% cc)1, increasing in USD but decreasing in cc, mainly driven by marketing and sales productivity.
R&D expenses were USD 2.7 billion (-16%, -9% cc), mainly due to investments in recently acquired assets.
Other income was USD 0.5 billion (+112%, +94% cc), increasing mainly driven by higher divestment gains.
Other expense was USD 0.4 billion (+20%, +26% cc), decreasing mainly due to lower restructuring costs and lower negative impact from revaluation of financial assets.
1 For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.

Operating income was USD 4.2 billion (-9%, -11% cc), declining due to lower net sales and higher R&D investments, partly offset by higher divestment gains. Operating income margin was 32.3% of net sales, decreasing 2.9 percentage points (2.1 percentage points in cc).
Core adjustments were USD 0.7 billion, mainly due to amortization, compared with USD 0.9 billion in the prior-year quarter. Core adjustments decreased mainly due to higher divestments gains.
Core gross profit was USD 10.8 billion (-3%, -6% cc), declining broadly in line with net sales.
Core SG&A expenses were USD 3.1 billion (-3%, +2% cc), increasing in USD but decreasing in cc, mainly driven by marketing and sales productivity.
Core R&D expenses were USD 2.7 billion (-17%, -11% cc), mainly due to investments in recently acquired assets.
Core other income was USD 0.1 billion (+43%, +11% cc) and core other expense was USD 0.2 billion (+32%, +40% cc).
Core operating income was USD 4.9 billion (-12%, -14% cc), declining due to lower net sales and higher R&D investments. Core operating income margin was 37.3% of net sales, decreasing 4.8 percentage points (4.1 percentage points in cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 343 million compared with USD 270 million in the prior-year quarter, mainly due to the increase in financial debt.
Other financial income and expense amounted to an expense of USD 50 million compared with an income of USD 17 million in the prior-year quarter, mainly due to higher monetary losses from hyperinflation accounting.
Core interest expense amounted to USD 343 million compared with USD 270 million in the prior-year quarter.
Core other financial income and expense amounted to an income of USD 4 million, broadly in line with the prior-year quarter.
Income taxes
The tax rate in the first quarter was 17.8% compared to 18.1% in the prior-year quarter. The prior-year tax rate was negatively impacted by the effect of remeasuring deferred tax balances following a tax rate change in Switzerland, which was effective from January 1, 2026, and prior-year items. Excluding these impacts, the prior-year tax rate would have been 16.7%. The increase from the prior-year quarter was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.7% compared to 16.2% in the prior-year quarter. The increase from the prior year was mainly the result of a change in proﬁt mix.
Net income, EPS, cash flows from operating activities and free cash flow
Net income was USD 3.2 billion (-13%, -13% cc), mainly due to lower operating income. EPS was USD 1.65 (-10%, -11% cc), due to lower net income, partly offset by the benefit of the lower weighted average number of shares outstanding.
Core net income was USD 3.8 billion (-15%, -17% cc), mainly due to lower core operating income. Core EPS was USD 1.99 (-13%, -15% cc), due to lower core net income, partly offset by the benefit of the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 3.7 billion, in line with the prior-year quarter, as lower net income, adjusted for non-cash items and other adjustments, and higher income taxes paid were offset by favorable changes in working capital.
Free cash flow amounted to USD 3.3 billion, broadly in line with the prior-year quarter.

Product commentary (relating to Q1 performance)
Cardiovascular, RENAL and METABOLIC
	Q1 2026	Q1 2025	% change	% change
	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 305	2 261	-42	-46

Leqvio	452	257	76	69

Vanrafia	16		nm	nm

Total cardiovascular, renal and metabolic	1 773	2 518	-30	-33

nm = not meaningful
Entresto (USD 1 305 million, -42%, -46% cc) sales declined due to generic competition in the US. Entresto continued to grow ex-US, where the product is approved for heart failure globally as well as hypertension in China and Japan.
Leqvio (USD 452 million, +76%, +69% cc) sales grew across all regions, with an acceleration ex-US driven by China, following inclusion in the National Reimbursement Drug List (NRDL) in January. Leqvio is registered in 108 countries worldwide and commercially available in 89 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals. Novartis is in US ANDA litigation with a generic manufacturer.
Vanrafia (USD 16 million) sales reflect continued launch execution following 2025 approvals in the US and China, as the first and only selective endothelin A (ETA) receptor antagonist for proteinuria reduction in primary IgA nephropathy (IgAN).
Immunology
	Q1 2026	Q1 2025	% change	% change
	USD m	USD m	USD	cc

Immunology
Cosentyx	1 566	1 534	2	-2

- excluding revenue deduction adjustments [1]			5	2

Ilaris	475	419	13	10

Xolair [2]	388	456	-15	-20

Rhapsido	37		nm	nm

Total immunology	2 466	2 409	2	-1

[1] Q1 sales growth impacted by US revenue deduction adjustments in the current and prior year.
[2] Net sales to third parties reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 566 million, +2%, -2% cc) sales were broadly stable. US sales declined, as demand growth was offset by positive revenue deduction adjustments in the prior-year quarter. Ex-US, sales grew in Europe and most emerging markets, partially offset by a decline in China. Underlying sales growth globally was +2% cc.
Ilaris (USD 475 million, +13%, +10% cc) sales grew across most regions, with continued momentum in the Periodic Fever Syndromes and Still’s disease indications.
Xolair (USD 388 million, -15%, -20% cc) sales declined in Europe and some emerging markets, mainly driven by the launch of a biosimilar in 2025. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Rhapsido (USD 37 million) continued to show strong early uptake in the US, supported by a free drug program to facilitate patient access and increasing coverage. Rhapsido also launched in China following Q4 approval in CSU.

Neuroscience
	Q1 2026	Q1 2025	% change	% change
	USD m	USD m	USD	cc

Neuroscience
Kesimpta	1 164	899	29	26

Zolgensma Group	302	327	-8	-12

Aimovig	95	76	25	14

Total neuroscience	1 561	1 302	20	16

Kesimpta (USD 1 164 million, +29%, +26% cc) sales grew across all regions, driven by increased demand and strong access, as a high efficacy B-cell therapy with at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 94 countries with more than 200,000 patients treated since launch.
Zolgensma Group (USD 302 million, -8%, -12% cc) sales declined, reflecting a lower incidence of SMA, despite continued strong share in the incident population, as well as treatment phasing. The intrathecal formulation is now approved in the US, UAE, Qatar and Japan, with first patients treated in the UAE and US.
Aimovig (USD 95 million, +25%, +14% cc) sales grew driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and Japan.
ONCOLOGY
	Q1 2026	Q1 2025	% change	% change
	USD m	USD m	USD	cc

Oncology
Kisqali	1 516	956	59	55

Pluvicto	642	371	73	70

Jakavi	557	492	13	5

Tafinlar + Mekinist [1]	493	552	-11	-14

Scemblix	433	238	82	79

Lutathera	211	193	9	7

Fabhalta [2]	169	81	109	103

Total oncology	4 021	2 883	39	35

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales to third parties reflect Fabhalta sales for all indications.
Kisqali (USD 1 516 million, +59%, +55% cc) sales grew strongly across all regions, with continued momentum in the early breast cancer indication as well as leadership in metastatic breast cancer. Kisqali performance reflects its consistent overall survival benefit across all Phase III mBC trials, its NCCN Category 1 Preferred status, and its highest ESMO clinical benefit ratings in mBC and eBC.
Pluvicto (USD 642 million, +73%, +70% cc) sales showed continued strong demand in the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) setting in the US. Access ex-US continued to expand, with the post-taxane mCRPC setting now approved in 51 countries and the pre-taxane setting approved in 9 countries.
Jakavi (USD 557 million, +13%, +5% cc) sales grew across most regions and indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tafinlar + Mekinist (USD 493 million, -11%, -14% cc) sales declined in the US due to competitive pressure and ex-US mainly due to shipment phasing. Novartis is in US ANDA litigations with a generic manufacturer.
Scemblix (USD 433 million, +82%, +79% cc) sales grew across all regions, with continued momentum in the early line setting, where 64 markets have secured approvals, including EU in Q4 2025.
Lutathera (USD 211 million, +9%, +7% cc) sales grew mainly in the US and Europe due to increased demand, with continued 2L leadership. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Fabhalta (USD 169 million, +109%, +103% cc) sales more than doubled in Q1, reflecting continued expansion in PNH and renal indications.

Established BRANDS
	Q1 2026	Q1 2025	% change	% change
	USD m	USD m	USD	cc

Established brands
Sandostatin Group	287	317	-9	-12

Exforge Group	203	179	13	7

Promacta/Revolade	184	546	-66	-68

Tasigna	155	377	-59	-61

Diovan Group	150	150	0	-4

Myfortic	111	99	12	9

Lucentis	104	189	-45	-50

Piqray/Vijoice	81	100	-19	-20

Kymriah	81	100	-19	-22

Contract manufacturing	352	343	3	-5

Other	1 584	1 721	-8	-13

Total established brands	3 292	4 121	-20	-24

Sandostatin Group (USD 287 million, -9%, -12% cc) sales declined due to generic competition.
Exforge Group (USD 203 million, +13%, +7% cc) sales grew, driven by China.
Promacta/Revolade (USD 184 million, -66%, -68% cc) sales continued to decline globally due to generic competition.
Tasigna (USD 155 million, -59%, -61% cc) sales continued to decline globally due to generic competition.
Diovan Group (USD 150 million, 0%, -4% cc) sales declined in most regions except Europe.
Myfortic (USD 111 million, +12%, +9% cc) sales grew, driven by China and other emerging markets.
Lucentis (USD 104 million, –45%, –50% cc) sales declined, mainly due to increased competition. Novartis only commercializes Lucentis in markets ex-US.
Piqray/Vijoice (USD 81 million, -19%, -20% cc) sales declined, driven by increased competition for Piqray.
Kymriah (USD 81 million, –19%, –22% cc) sales declined globally, mainly due to continued competitive pressure.

Cash Flow and Balance Sheet
Cash flow
First quarter
Net cash flows from operating activities amounted to USD 3.7 billion, in line with the prior-year quarter, as lower net income, adjusted for non-cash items and other adjustments, and higher income taxes paid were offset by favorable changes in working capital.
Net cash outflows used in investing activities amounted to USD 11.7 billion, compared with USD 0.3 billion net cash inflows in the prior-year quarter.
In the current-year quarter, net cash outflows for investing activities were mainly driven by USD 12.0 billion paid for the acquisition of Avidity Biosciences, Inc. (net of cash acquired of USD 11 million). In addition, cash outflows for purchases of intangible assets amounted to USD 0.5 billion and purchases of property, plant and equipment amounted to USD 0.3 billion. These cash outflows were partly offset by proceeds of USD 1.1 billion from time deposits and from the sale of marketable securities, mainly acquired through the Avidity Biosciences, Inc. acquisition.
In the prior-year quarter, net cash inflows from investing activities were mainly driven by the net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits. These cash inflows were partly offset by cash outflows of USD 1.2 billion for purchases of intangible assets and by USD 0.3 billion for purchases of property, plant and equipment.
Net cash inflows from financing activities amounted to USD 3.6 billion, compared with USD 8.5 billion net cash outflows in the prior-year quarter.
In the current-year quarter, net cash inflows from financing activities were mainly driven by cash inflows of USD 10.9 billion from the issuance of US dollar denominated bonds with a notional amount of USD 11.0 billion, which were used to repay a bridge loan of USD 11.0 billion entered into in February 2026 to fund the Avidity Biosciences, Inc. acquisition. In addition, changes in current financial debts resulted in net cash inflows of USD 0.7 billion. These inflows were partly offset by USD 6.2 billion for the annual net dividend payment (which is the gross dividend of USD 9.1 billion reduced by the USD 2.9 billion Swiss withholding tax paid in April 2026, according to its due date) and USD 1.9 billion for treasury share transactions.
In the prior-year quarter, net cash outflows used in financing activities were mainly driven by USD 5.3 billion for the annual net dividend payment (which is the gross dividend of USD 7.8 billion reduced by the USD 2.5 billion Swiss withholding tax paid in April 2025 according to its due date), the USD 2.7 billion payments for treasury share transactions, and the USD 1.0 billion repayment of a US dollar denominated bond at maturity. These cash outflows were partly offset by the net increase in current financial debts of USD 0.6 billion.
Free cash flow amounted to USD 3.3 billion, broadly in line with the prior-year quarter.

Balance sheet
Assets
Total non-current assets of USD 91.9 billion increased by USD 11.4 billion compared with December 31, 2025.
Intangible assets other than goodwill increased by USD 10.8 billion, mainly due to the Avidity Biosciences, Inc. acquisition and additions, partially offset by amortization.
Goodwill increased by USD 1.3 billion mainly due to the acquisition of Avidity Biosciences, Inc.
Other non-current assets decreased by USD 0.3 billion, mainly due to the decrease in prepaid post-employment benefit plans.
Property, plant and equipment, right-of-use assets, deferred tax assets, investments in associated companies, and financial assets were broadly in line with December 31, 2025.
Total current assets of USD 26.6 billion decreased by USD 3.9 billion compared with December 31, 2025.
Cash and cash equivalents decreased by USD 4.6 billion compared with December 31, 2025. Net cash inflows from operating activities of USD 3.7 billion, net proceeds of USD 11.6 billion from financial debts and net proceeds of USD 1.1 billion from the sale of marketable securities and time deposits, were more than offset by cash outflows mainly relating to the acquisition of Avidity Biosciences, Inc. of USD 12.0 billion, the annual net dividend payment of USD 6.2 billion (which is the gross dividend of USD 9.1 billion reduced by the USD 2.9 billion Swiss withholding tax paid in April 2026, according to its due date), the purchase of treasury shares of USD 1.9 billion, as well as other net cash outflows from investing and financing activities, and currency effects of USD 0.9 billion.
Trade receivables increased by USD 0.4 billion and other current assets increased by USD 0.3 billion. Inventories, marketable securities, time deposits and derivative financial instruments, and income tax receivables were broadly in line with December 31, 2025.
Liabilities
Total non-current liabilities of USD 48.2 billion increased by USD 11.1 billion compared with December 31, 2025.
Non-current financial debts increased by USD 9.5 billion, mainly due to the issuance of US dollar denominated bonds with a notional amount of USD 11.0 billion, partly offset by the reclassification from non-current to current financial debts of a US dollar denominated bond with a notional amount of USD 1.3 billion maturing in February 2027.
Deferred tax liabilities increased by USD 1.7 billion mainly due to the acquisition of Avidity Biosciences, Inc.
Provisions and other non-current liabilities and non-current lease liabilities were broadly in line with December 31, 2025.
Total current liabilities of USD 31.4 billion increased by USD 4.1 billion compared with December 31, 2025.
Current financial debts and derivative financial instruments increased by USD 2.0 billion compared with December 31, 2025, mainly due to the reclassification from non-current to current financial debts of a US dollar denominated bond with a notional amount of USD 1.3 billion maturing in February 2027, and the issuance of commercial paper notes of USD 0.7 billion, mainly under the US commercial paper program.
Provisions and other current liabilities increased by USD 2.4 billion, mainly driven by USD 2.9 billion of Swiss withholding tax on the annual dividend to Novartis AG shareholders, which was paid in April 2026 according to its due date, and by an increase of USD 0.5 billion in provisions for revenue deductions, partially offset by a decrease of USD 0.8 billion in accruals for compensation and benefits.
Trade payables, current income tax liabilities and current lease liabilities were broadly in line with December 31, 2025.

Equity
The Company’s equity decreased by USD 7.6 billion to USD 38.9 billion compared with December 31, 2025. This decrease was mainly driven by the net income of USD 3.2 billion, more than offset by the annual gross dividend to Novartis AG shareholders of USD 9.1 billion, and the purchase of treasury shares of USD 1.9 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 7.0 billion as at March 31, 2026, compared with USD 11.6 billion as at December 31, 2025. Total non-current and current financial debts, including derivatives, amounted to USD 45.1 billion as at March 31, 2026, compared with USD 33.5 billion as at December 31, 2025.
The debt/equity ratio increased to 1.16:1 as at March 31, 2026, compared with 0.72:1 as at December 31, 2025. The net debt increased to USD 38.1 billion as at March 31, 2026, compared with USD 21.9 billion as at December 31, 2025.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected innovative medicines approvals in Q1
Product	Active ingredient/ Descriptor	Indication	Region

Cosentyx	secukinumab	Hidradenitis suppurativa, pediatrics aged 12+	US

Leqvio	inclisiran	Hypercholesterolaemia, pediatrics	US

Zolgensma	OAV101	Spinal muscular atrophy (IT formulation)	JP

Selected innovative medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	Polymyalgia rheumatica	Q1 2026	Q1 2026	Q1 2026	– US, EU & JP submissions

	Hidradenitis suppurativa, pediatrics aged 12+	Approved	Q1 2026		– US approval – EU submission

Fabhalta	IgA nephropathy			Q1 2026	– JP submission – Final two-year results from PhIII APPLAUSE-IgAN study published in NEJM – FDA granted priority review for traditional approval

VAY736 (ianalumab)	Sjögren’s disease	Q1 2026	Q1 2026	Q1 2026	– US, EU, JP & CN submissions – FDA Breakthrough Therapy designation – FDA Priority Review designation – Japan Orphan Drug designation

Leqvio	Hypercholesterolaemia, pediatrics	Approved	Q3 2025		– US approval

OAV101	Spinal muscular atrophy (IT formulation)	Approved	Q2 2025	Approved	– JP approval

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	Approved	Withdrawn	Approved	– Withdrew EU type II variation application following CHMP feedback on trial design (not related to product quality, efficacy or safety)

	Metastatic hormone sensitive prostate cancer	Q4 2025		Q4 2025

Rhapsido (remibrutinib)	Chronic spontaneous urticaria	Approved	Q1 2025	Q2 2025	– Received positive EMA CHMP opinion

	Chronic inducible urticaria	Q4 2025			– US submission for symptomatic dermograpahism subtype in Q4 2025 – Primary endpoint met for cold and cholinergic urticaria subtypes (RemIND)

Selected innovative medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

225Ac-PSMA-617	post Lu metastatic castration-resistant prostate cancer	2028	3

	Metastatic castration-resistant prostate cancer 1L	≥2029	3

Aimovig	Migraine, pediatrics	2028	3

DAK539 (pelabresib)	Myelofibrosis	2026	3

DII235	CVRR-Lp(a)	≥2029	2

DWH213 (del-brax)	Facioscapulohumeral muscular dystrophy	2028	3	– Avidity acquisition completed

EWF980 (del-desiran)	Myotonic dystrophy type 1	2027	3	– Avidity acquisition completed – PhI/II MARINA study results published in NEJM

FUB523 (zigakibart)	IgA nephropathy	2027	3

GHZ339	Atopic dermatitis	≥2029	2

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

GIA632	Atopic dermatitis	≥2029	2

	Vitiligo	≥2029	2	– PhII achieved FPFV

JSB462	Prostate cancer	≥2029	2

KAE609	Malaria, uncomplicated	≥2029	2

(cipargamin)	Malaria, severe	≥2029	2

Kesimpta	Multiple sclerosis new dosing regimen	2027	3

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3

KPE179 (del-zota)	Duchenne muscular dystrophy	2026	2	– Avidity acquisition completed – One-year data from PhI/II studies presented at MDA

Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3

	Primary prevention CVRR	≥2029	3

LNP023	Myasthenia gravis	2027	3

(iptacopan)	IC-MPGN	≥2029	3

	Atypical haemolytic uraemic syndrome	≥2029	3

LOU064 (remibrutinib)	Food allergy	≥2029	2	– PhII data presented at AAAAI Annual Meeting

	Hidradenitis suppurativa	2027	3	– Accelerated submission timing from 2028

	Multiple sclerosis, relapsing	2027	3

	Multiple sclerosis, secondary progressive	≥2029	3

	Myasthenia gravis	2028	3

LTP001	Pulmonary arterial hypertension	≥2029	2

Lutathera	GEP-NETs	2028	3

177Lu-NeoB	Multiple solid tumors	≥2029	2

LXE408	Visceral leishmaniasis	≥2029	2

MAA868 (abelacimab)	Atrial fibrillation	2028	3

PAC001 (pacibekitug)	ASCVD	≥2029	2

Pluvicto	Oligometastatic prostate cancer	≥2029	3

QCZ484	Hypertension	≥2029	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3

VAY736 (ianalumab)	Lupus nephritis	2028	3

	Systemic lupus erythematosus	2028	3

	Systemic sclerosis	2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3

	Warm autoimmune hemolytic anemia	2027	3
– PhIII trial (VAYHIA) did not meet primary
endpoint in April
– While not statistically significant, ianalumab
showed numerical improvements vs placebo
– Safety profile of ianalumab was consistent
with prior clinical studies

VHB937	Alzheimer's disease	≥2029	2

	Amyotrophic lateral sclerosis	≥2029	2

Vijoice	Lymphatic malformations	≥2029	3

Votoplam	Huntington's disease	≥2029	3	– PhIII trial (INVEST-HD) achieved FPFV

YTB323	Active refractory lupus nephritis	2028	2

	Active refractory systemic lupus erythematosus	2028	2

	1L high-risk large B-cell lymphoma	≥2029	2

	Systemic sclerosis	≥2029	2

	Myositis	≥2029	2	– EMA Priority Medicines (PRIME) designation in April

	ANCA associated vasculitis	≥2029	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
First quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q1 2026	Q1 2025

Net sales to third parties	9	13 113	13 233

Other revenues	9	411	387

Cost of goods sold		-3 459	-3 227

Gross profit		10 065	10 393

Selling, general and administration		-3 140	-3 058

Research and development		-2 740	-2 366

Other income		478	226

Other expense		-428	-532

Operating income		4 235	4 663

Loss from associated companies		-3	-3

Interest expense		-343	-270

Other financial income and expense		-50	17

Income before taxes		3 839	4 407

Income taxes		-683	-798

Net income		3 156	3 609

Attributable to:
Shareholders of Novartis AG		3 156	3 606

Non-controlling interests		0	3

Weighted average number of shares outstanding – Basic (million)		1 909	1 968

Basic earnings per share (USD) [1]		1.65	1.83

Weighted average number of shares outstanding – Diluted (million)		1 916	1 979

Diluted earnings per share (USD) [1]		1.65	1.82

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
First quarter (unaudited)
(USD millions)	Q1 2026	Q1 2025

Net income	3 156	3 609

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	22	1

Net investment hedge, net of taxes	68	-60

Currency translation effects, net of taxes	-129	720

Total of items that are or may be recycled	-39	661

Items that will never be recycled into the consolidated income statement

Actuarial (losses)/gains from defined benefit plans, net of taxes	-252	436

Fair value adjustments on equity securities, net of taxes	129	-56

Total of items that will never be recycled	-123	380

Total other comprehensive income	-162	1 041

Total comprehensive income	2 994	4 650

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	2 998	4 646

Non-controlling interests	-4	4

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Mar 31, 2026 (unaudited)	Dec 31, 2025 (audited)

Assets
Non-current assets
Property, plant and equipment	10 654	10 782

Right-of-use assets	1 584	1 570

Goodwill	26 819	25 567

Intangible assets other than goodwill	40 209	29 411

Investments in associated companies	100	98

Deferred tax assets	5 247	5 438

Financial assets	2 331	2 348

Other non-current assets	4 981	5 275

Total non-current assets	91 925	80 489

Current assets
Inventories	6 286	6 269

Trade receivables	9 386	8 937

Income tax receivables	216	205

Marketable securities, time deposits and derivative financial instruments	100	155

Cash and cash equivalents	6 877	11 435

Other current assets	3 742	3 459

Total current assets	26 607	30 460

Total assets	118 532	110 949

Equity and liabilities
Equity
Share capital	736	766

Treasury shares	-47	-50

Reserves	37 823	45 414

Equity attributable to Novartis AG shareholders	38 512	46 130

Non-controlling interests	415	419

Total equity	38 927	46 549

Liabilities
Non-current liabilities
Financial debts	37 447	27 935

Lease liabilities	1 663	1 657

Deferred tax liabilities	5 104	3 397

Provisions and other non-current liabilities	4 017	4 133

Total non-current liabilities	48 231	37 122

Current liabilities
Trade payables	4 322	4 456

Financial debts and derivative financial instruments	7 617	5 602

Lease liabilities	271	263

Current income tax liabilities	1 807	1 969

Provisions and other current liabilities	17 357	14 988

Total current liabilities	31 374	27 278

Total liabilities	79 605	64 400

Total equity and liabilities	118 532	110 949

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
First quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2026		766	-50	44 720	694	46 130	419	46 549

Net income				3 156		3 156	0	3 156

Other comprehensive income					-158	-158	-4	-162

Total comprehensive income				3 156	-158	2 998	-4	2 994

Dividends	4.1			-9 068		-9 068		-9 068

Purchase of treasury shares			-5	-1 884		-1 889		-1 889

Reduction of share capital		-30	30

Equity-based compensation plans			4	293		297		297

Taxes on treasury share transactions				-21		-21		-21

Value adjustments related to financial assets sold and divestments				-35	35

Other movements	4.3		-26	91		65		65

Total of other equity movements		-30	3	-10 624	35	-10 616		-10 616

Total equity at March 31, 2026		736	-47	37 252	571	38 512	415	38 927

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2025		793	-53	46 561	-3 255	44 046	80	44 126

Net income				3 606		3 606	3	3 609

Other comprehensive income					1 040	1 040	1	1 041

Total comprehensive income				3 606	1 040	4 646	4	4 650

Dividends	4.1			-7 818		-7 818		-7 818

Purchase of treasury shares			-14	-2 778		-2 792		-2 792

Reduction of share capital		-27	42	-15

Equity-based compensation plans			6	267		273		273

Taxes on treasury share transactions				-31		-31		-31

Changes in non-controlling interests				1		1	-1

Value adjustments related to financial assets sold and divestments				2	-2

Other movements	4.3			44		44		44

Total of other equity movements		-27	34	-10 328	-2	-10 323	-1	-10 324

Total equity at March 31, 2025		766	-19	39 839	-2 217	38 369	83	38 452

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
First quarter (unaudited)
(USD millions)	Note	Q1 2026	Q1 2025

Net income		3 156	3 609

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	2 491	2 712

Interest received		83	122

Interest paid		-201	-232

Other financial payments		-12	-21

Income taxes paid		-787	-540

Net cash flows from operating activities before working capital and provision changes		4 730	5 650

Payments out of provisions and other net cash movements in non-current liabilities		-267	-237

Changes in working capital and other operating cash flow items	6.2	-787	-1 768

Net cash flows from operating activities		3 676	3 645

Purchases of property, plant and equipment		-346	-254

Proceeds from sale of property, plant and equipment		5	10

Purchases of intangible assets		-461	-1 240

Purchases of financial assets		-24	-18

Proceeds from sale of financial assets		37	25

Acquisitions of businesses	6.3	-12 041

Divestments of businesses, net	6.4	-2	-4

Investments in time deposits and marketable securities		-30	-37

Proceeds from time deposits and from sale of marketable securities		1 129	1 851

Other investing cash flows, net		-3	-3

Net cash flows (used in)/from investing activities		-11 736	330

Dividends paid to shareholders of Novartis AG	4.1	-6 197	-5 333

Purchases of treasury shares		-1 875	-2 716

Proceeds from exercised options and other treasury share transactions, net			1

Proceeds from non-current financial debts	10	10 918

Repayments of the current portion of non-current financial debts		-19	-1 010

Change in current financial debts	10	747	556

Payments of lease liabilities		-73	-69

Other financing cash flows, net		78	23

Net cash flows from/(used in) financing activities		3 579	-8 548

Net change in cash and cash equivalents before effect of exchange rate changes		-4 481	-4 573

Effect of exchange rate changes on cash and cash equivalents		-77	180

Net change in cash and cash equivalents		-4 558	-4 393

Cash and cash equivalents at January 1		11 435	11 459

Cash and cash equivalents at March 31		6 877	7 066

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2026 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
These Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2026, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2025 Annual Report published on February 4, 2026.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2025 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2025 Annual Report, goodwill, and the intangible assets not yet available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2026. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2026 and 2025, that had a material impact on the Company’s consolidated financial statements.
In 2024, the following new IFRS Accounting Standard, which is not yet effective, was issued by the International Accounting Standards Board:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 will become effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. Upon adoption, IFRS 18 replaces International Accounting Standards (IAS®) Standards 1 – Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),
• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. certain non-IFRS measures), and

• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not affect the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement.
The Company’s preliminary assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated income statement. For example, portions of foreign currency results and monetary losses from hyperinflation accounting will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statement of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, dividends received and interest received are expected to be reclassified from operating activities to investing activities, while interest paid is expected to be reclassified from operating activities to financing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period.
Novartis is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.
Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2026 that would have been expected to have a material impact on the Company’s consolidated financial statements.
3. Significant acquisitions of businesses
The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
Significant transaction in 2026
Acquisition of Avidity Biosciences, Inc.
On October 25, 2025, Novartis entered into an agreement and plan of merger to acquire Avidity Biosciences, Inc. (“Avidity”), a U.S-based, publicly traded biotechnology company specializing in RNA therapeutics, with a focus on rare neuromuscular genetic disorders such as myotonic dystrophy type 1 (DM1), facioscapulohumeral muscular dystrophy (FSHD), and Duchenne muscular dystrophy (DMD).
Pursuant to the merger agreement, on February 27, 2026, following the satisfaction of the closing conditions, Novartis, through an indirect wholly owned subsidiary, acquired all outstanding shares of Avidity’s common stock for USD 72.00 per share in cash. The total consideration amounted to approximately USD 12.0 billion in cash on a fully diluted basis. The acquiring subsidiary merged with and into Avidity, resulting in Avidity becoming an indirect wholly owned subsidiary of Novartis. Avidity shares admitted to trading on NASDAQ were subsequently delisted. The acquisition was financed through a combination of available cash, and third-party debt financing.
The fair value of the total purchase consideration was approximately USD 12.0 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 10.6 billion. These comprised identifiable intangible assets, including IPR&D, of USD 11.3 billion (of which approximately USD 7.5 billion is attributable to the DM1 IPR&D intangible asset), marketable securities of USD 1.1 billion, cash and cash equivalents of USD 11 million, other net assets of USD 0.1 billion, and net deferred tax liabilities of USD 1.9 billion. Goodwill arising from the acquisition amounted to approximately USD 1.4 billion.
The purchase price allocation is preliminary as the detailed valuation of certain acquired assets and liabilities, including identifiable intangible assets and deferred tax balances, has not yet been completed. The finalization of the purchase price allocation may result in changes to the amounts recognized for net identifiable assets and goodwill in subsequent reporting periods.
The results of operations from the date of acquisition were not material.
Significant transaction in 2025
In 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
Fair value of assets and liabilities acquired through business combinations
The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the first quarter of 2026. In 2025, there were no business combinations.
(USD billions)	Mar 31, 2026

In-process research and development	11.3

Deferred tax assets	0.6

Other non-current assets	0.2

Marketable securities	1.1

Other current assets [1]	0.1

Deferred tax liabilities	-2.5

Other non-current liabilities	-0.1

Other current liabilities	-0.1

Net identifiable assets acquired	10.6

Goodwill	1.4

Total purchase consideration for business combinations	12.0

[1] Includes cash and cash equivalents of USD 11 million
The business combination in the first quarter of 2026 was Avidity. The goodwill arising out of the Avidity business combination is not tax deductible. It is primarily attributable to the deferred tax effects arising from the recognition of identifiable intangible assets for which no corresponding tax basis exists, expected synergies and the value of the acquired assembled workforce.
The following are the significant acquisitions where Novartis elected to apply the optional concentration test, resulting in the transaction being accounted for as assets separately acquired rather than as a business combination within the meaning of IFRS Accounting Standards.
Significant transaction in 2026
There were no acquisitions in the first quarter of 2026, where the Company elected to apply the optional concentration test to account for the acquisitions as assets separately acquired.
Significant transaction in 2025
Acquisition of Tourmaline Bio, Inc.
On September 8, 2025, Novartis entered into an agreement and plan of merger to acquire Tourmaline Bio, Inc. (“Tourmaline”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing a treatment option for atherosclerotic cardiovascular disease.
Pursuant to the merger agreement, on September 29, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Tourmaline in exchange for USD 48.00 in cash per share. The tender offer expired at one minute past 11:59 p.m., New York City time on October 27, 2025 with a payment on October 28, 2025 in the amount of USD 1.4 billion for the tendered outstanding shares to the Tourmaline shareholders. On October 28, 2025, the acquiring subsidiary merged with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis. Tourmaline shares admitted to trading on NASDAQ were subsequently delisted.
The cash purchase price consisted of cash consideration of USD 1.4 billion. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 1.2 billion, and other net assets including cash and cash equivalents of USD 0.2 billion.
Option agreement to acquire a private clinical-stage biotech company
On September 16, 2025, Novartis entered into an agreement granting it an option to acquire all outstanding shares of a private clinical-stage biotech company (the “Biotech company”). The option is subject to pre-defined terms and is exercisable at Novartis sole discretion. Management concluded that the terms of the option agreement conferred substantive control over the Biotech company, in accordance with the principles of IFRS Accounting Standards. Consequently, the Biotech company was consolidated into Novartis consolidated financial statements effective from September 2025.
If Novartis decides to exercise the option to acquire, it would make a payment to the Biotech company’s shareholders, with potential additional payments, which they are eligible to receive upon achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets at the consolidation date was concentrated in an identifiable IPR&D intangible asset.
The purchase price as at the option agreement date was USD 0.4 billion. The amount was allocated to the net assets at the consolidation date, including USD 0.4 billion IPR&D intangible assets and USD 18 million in cash and cash equivalents. A non-controlling interest of USD 0.4 billion was recognized in equity. Subsequent milestone-related payments will be recognized as additions to the intangible asset when the specified milestones are achieved.
Acquisition of Regulus Therapeutics Inc.
On April 29, 2025, Novartis entered into an agreement and plan of merger to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus lead development phase asset, farabursen, is a potential ﬁrst-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).
Pursuant to the merger agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”)

to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash, upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis. Regulus shares admitted to trading on NASDAQ were subsequently delisted.
The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the intangible asset if the speciﬁed regulatory milestone is achieved.
Acquisition of Anthos Therapeutics, Inc.
On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire all of the outstanding shares of common stock of Anthos Therapeutics, Inc. (“Anthos”), a US-based, privately held clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systematic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.
Identifiable net assets acquired through acquisitions applying the optional concentration test
In the first quarter of 2026, there were no assets acquired through acquisitions applying the optional concentration test. The following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test for the year ended December 31, 2025:
(USD billions)	Dec 31, 2025

In-process research and development	3.2

Deferred tax assets [1]	0.2

Cash and cash equivalents	0.3

Other current and non-current assets	0.1

Current and non-current liabilities	-0.2

Identifiable net assets acquired through acquisitions applying the optional concentration test	3.6

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.
For significant pending transactions, see Note 10. Other interim disclosures — Commitments — Other commitments.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	Note	2026	2025	Q1 2026 USD millions	Q1 2025 USD millions

Balance at beginning of year		1 908.2	1 975.1	46 130	44 046

Shares acquired to be canceled		-10.4	-24.8	-1 600	-2 639

Other share purchases		-2.0	-1.5	-289	-153

Equity-based compensation plans		12.2	10.4	297	273

Taxes on treasury share transactions				-21	-31

Dividends	4.1			-9 068	-7 818

Net income of the period attributable to shareholders of Novartis AG				3 156	3 606

Other comprehensive income attributable to shareholders of Novartis AG				-158	1 040

Changes in non-controlling interests					1

Other movements	4.3	0.1	0.1	65	44

Balance at March 31		1 908.1	1 959.3	38 512	38 369

4.1. The annual gross dividend to shareholders of Novartis AG amounted to USD 9.1 billion (2025: USD 7.8 billion). The net dividend payment to Novartis AG shareholders paid in March 2026 amounted to USD 6.2 billion (2025: USD 5.3 billion paid in March 2025). The USD 2.9 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2026 (2025: USD 2.5 billion paid at its due date in April 2025).
4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 8.7 million shares concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 10.7 million shares concluded in August 2025.
The repurchases under the USD 15.0 billion share buyback that commenced in July 2023 concluded in July 2025.
In July 2025, Novartis amended and restated its arrangement to repurchase Novartis shares on the second trading line under its new up-to USD 10.0 billion share buyback.
In March 2026, Novartis replaced its July 2025 arrangement with a new irrevocable, non-discretionary arrangement with a bank to continue repurchasing Novartis shares on the second trading line under its up-to USD 10.0 billion share buyback.
Novartis is able to cancel this arrangement at any time but may be subject to a 90 day waiting period. As of March 31, 2026, and December 31, 2025, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of March 31, 2026, and December 31, 2025.
4.3. Other movements include mainly the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies,” for subsidiaries in hyperinflationary economies.

5. Financial instruments
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2026, and December 31, 2025. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2025 Annual Report, published on February 4, 2026.
	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2026	Dec 31, 2025	Mar 31, 2026	Dec 31, 2025	Mar 31, 2026	Dec 31, 2025

Financial assets
Cash and cash equivalents - debt securities	10						10

Derivative financial instruments			85	57			85	57

Current contingent consideration receivables					124	101	124	101

Current debt and equity securities	7	15	1		12	12	20	27

Total current financial assets at fair value	17	15	86	57	136	113	239	185

Non-current debt and equity securities	408	255	6	7	517	529	931	791

Fund investments	19	19			210	183	229	202

Non-current contingent consideration receivables					775	758	775	758

Associated companies at fair value through profit or loss					90	88	90	88

Total non-current financial assets at fair value	427	274	6	7	1 592	1 558	2 025	1 839

Financial liabilities
Current contingent consideration liabilities					-146	-215	-146	-215

Derivative financial instruments			-145	-81			-145	-81

Total current financial liabilities at fair value			-145	-81	-146	-215	-291	-296

Non-current contingent consideration liabilities					-441	-452	-441	-452

In the first quarter of 2026, there was one transfer of equity securities from Level 3 to Level 1 for USD 8 million due to Initial Public Offering of the invested company.
The carrying amount of non-current debt and equity securities, fund investments and non-current contingent consideration receivables totalling USD 1.9 billion at March 31, 2026 (USD 1.8 billion at December 31, 2025) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of current contingent consideration liabilities of USD 0.1 billion at March 31, 2026 (USD 0.2 billion at December 31, 2025) is included in the line “Provisions and other current liabilities” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.4 billion at March 31, 2026 (USD 0.5 billion at December 31, 2025) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The fair value of straight bonds and floating rate bonds amounted to USD 37.3 billion at March 31, 2026 (USD 26.6 billion at December 31, 2025) compared with the carrying amount of USD 38.7 billion at March 31, 2026 (USD 27.9 billion at December 31, 2025). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q1 2026	Q1 2025

Depreciation, amortization and impairments on:
Property, plant and equipment	298	217

Right-of-use assets	73	65

Intangible assets	857	872

Financial assets [1]	-20	41

Change in provisions and other non-current liabilities	70	182

(Gains)/losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-159	22

Equity-settled compensation plans	303	262

Loss from associated companies	3	3

Income taxes	683	798

Net financial expense	393	253

Other	-10	-3

Total	2 491	2 712

[1] Includes fair value changes
6.2. Cash flows from changes in working capital and other operating cash flow items included in the net cash flows from operating activities
(USD millions)	Q1 2026	Q1 2025

(Increase)/decrease in inventories	-95	55

Increase in trade receivables	-504	-1 043

Decrease in trade payables	-53	-172

Change in other current and non-current assets	346	-424

Change in provisions and other current liabilities	-481	-184

Total	-787	-1 768

6.3. Cash flows related to acquisitions of businesses
The following table is a summary of the cash flow impact of acquisitions of businesses:
(USD millions)	Note	Q1 2026	Q1 2025

Total purchase consideration for business combinations	3	-12 031	0

Acquired cash and cash equivalents		11

Contingent consideration payables, net		-21

Acquisitions of businesses		-12 041	0

Note 3 provides disclosure of the fair value of assets and liabilities acquired through business combinations. All considerations paid for acquisitions were in cash.
6.4. Cash flows related to divestments of businesses
Cash flows related to divestments of businesses were not material. All considerations received from divestments were in cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2025 Annual Report and 2025 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 27, 2026, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2025 Annual Report and 2025 Form 20-F.
Investigations and related litigations
Southern District of New York (S.D.N.Y.) Gilenya marketing practices investigation and litigation
In 2013, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand from the United States Attorney’s Office for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, the S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator in a qui tam complaint. In 2022, NPC’s motion to dismiss this complaint was granted. In December 2024, the appeals court affirmed in part but remanded in part, sending the case back to the district court for further proceedings. In March 2026, the district court denied Novartis motion to dismiss and the case proceeded to discovery. The claims are being vigorously contested.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2025 Annual Report and 2025 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
8. Operating segment
Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceuticals medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.

9. Revenues and geographic information
Net sales to third parties
Net sales to third parties by region1
First quarter
	Q1 2026 USD m	Q1 2025 USD m	% change USD	% change cc 2	Q1 2026 % of total	Q1 2025 % of total

US	4 959	5 712	-13	-13	38	43

Europe	4 186	3 905	7	-3	32	30

Asia/Africa/Australasia	3 020	2 772	9	6	23	21

Canada and Latin America	948	844	12	6	7	6

Total	13 113	13 233	-1	-5	100	100

Of which in established markets	9 262	9 669	-4	-8	71	73

Of which in emerging growth markets	3 851	3 564	8	3	29	27

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 32.

Net sales to third parties by core therapeutic area and established brands
First quarter
	Q1 2026	Q1 2025	% change	% change
	USD m	USD m	USD	cc 1

Cardiovascular, renal and metabolic
Entresto	1 305	2 261	-42	-46

Leqvio	452	257	76	69

Vanrafia	16		nm	nm

Total cardiovascular, renal and metabolic	1 773	2 518	-30	-33

Immunology
Cosentyx	1 566	1 534	2	-2

Ilaris	475	419	13	10

Xolair [2]	388	456	-15	-20

Rhapsido	37		nm	nm

Total immunology	2 466	2 409	2	-1

Neuroscience
Kesimpta	1 164	899	29	26

Zolgensma Group	302	327	-8	-12

Aimovig	95	76	25	14

Total neuroscience	1 561	1 302	20	16

Oncology
Kisqali	1 516	956	59	55

Pluvicto	642	371	73	70

Jakavi	557	492	13	5

Tafinlar + Mekinist	493	552	-11	-14

Scemblix	433	238	82	79

Lutathera	211	193	9	7

Fabhalta [3]	169	81	109	103

Total oncology [4]	4 021	2 883	39	35

Established brands
Sandostatin Group	287	317	-9	-12

Exforge Group	203	179	13	7

Promacta/Revolade [4]	184	546	-66	-68

Tasigna [4]	155	377	-59	-61

Diovan Group	150	150	0	-4

Myfortic [4]	111	99	12	9

Lucentis	104	189	-45	-50

Piqray/Vijoice [4]	81	100	-19	-20

Kymriah	81	100	-19	-22

Contract manufacturing	352	343	3	-5

Other [4]	1 584	1 721	-8	-13

Total established brands [4]	3 292	4 121	-20	-24

Total net sales to third parties	13 113	13 233	-1	-5

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 32.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2026 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties1 of the top 20 brands in 2026
First quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	770	-6	796	11	3	1 566	2	-2

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	925	58	591	60	50	1 516	59	55

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	72	-94	1 233	13	6	1 305	-42	-46

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	724	23	440	41	31	1 164	29	26

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	506	76	136	62	48	642	73	70

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			557	13	5	557	13	5

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	170	-18	323	-6	-12	493	-11	-14

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	246	13	229	14	7	475	13	10

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	166	31	286	120	106	452	76	69

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	286	86	147	75	68	433	82	79

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			388	-15	-20	388	-15	-20

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	117	-9	185	-7	-14	302	-8	-12

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	162	-18	125	4	-2	287	-9	-12

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	151	9	60	11	5	211	9	7

Exforge Group	Established brands	Hypertension	2	0	201	14	7	203	13	7

Promacta/Revolade	Established brands	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	25	-91	159	-38	-42	184	-66	-68

Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	99	90	70	141	127	169	109	103

Tasigna	Established brands	Chronic myeloid leukemia (CML)	28	-86	127	-29	-34	155	-59	-61

Diovan Group	Established brands	Hypertension	10	-23	140	2	-3	150	0	-4

Myfortic	Established brands	Prophylaxis of acute organ rejection in kidney transplantation	4	-20	107	14	11	111	12	9

Top 20 brands total			4 463	-14	6 300	14	7	10 763	1	-3

Rest of portfolio			496	-8	1 854	-7	-14	2 350	-7	-12

Net sales to third parties			4 959	-13	8 154	8	1	13 113	-1	-5

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 32.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

Other revenues
(USD millions)	Q1 2026	Q1 2025

Profit sharing income	332	257

Royalty income	26	8

Milestone income	13	54

Other [1]	40	68

Total other revenues	411	387

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q1 2026	Q1 2025

Property, plant and equipment impairment charges	-39	-2

Property, plant and equipment depreciation charge	-259	-215

Right-of-use assets depreciation charge	-73	-65

Intangible assets impairment charges		-2

Intangible assets amortization charge	-857	-870

In the first quarter of 2026 and 2025, there were no impairment charges on right-of-use assets and no reversals of impairment charges on property, plant and equipment, right-of-use assets and intangible assets.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill, excluding the impacts of the first quarter 2026 business combination, which is disclosed in Note 3:
(USD millions)	Q1 2026	Q1 2025

Additions to property, plant and equipment	275	210

Additions to right-of-use assets	49	56

Additions to intangible assets other than goodwill	444	1 179

Financial debts
The acquisition of Avidity Biosciences, Inc., completed on February 27, 2026, was initially financed through a USD 11.0 billion bridge loan with an interest rate based on compounded Secured Overnight Financing Rate (SOFR). The bridge loan was fully repaid on March 18, 2026, using the proceeds from the straight and floating rate bonds issued in the first quarter of 2026.

The following table provides a breakdown of straight and floating rate bonds issued in the first quarter of 2026:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	USD millions

SOFR + 0.65%	USD	500	2026	2029	Novartis Capital Corporation, New York, United States	100.000%	499

4.100%	USD	1 250	2026	2029	Novartis Capital Corporation, New York, United States	99.883%	1 246

4.400%	USD	1 750	2026	2031	Novartis Capital Corporation, New York, United States	99.960%	1 745

4.600%	USD	2 000	2026	2033	Novartis Capital Corporation, New York, United States	99.574%	1 986

4.900%	USD	2 250	2026	2036	Novartis Capital Corporation, New York, United States	99.719%	2 236

5.600%	USD	1 000	2026	2046	Novartis Capital Corporation, New York, United States	99.536%	990

5.700%	USD	2 250	2026	2056	Novartis Capital Corporation, New York, United States	99.120%	2 216

Total straight and floating rate bonds issued in the first quarter of 2026							10 918

Total straight and floating rate bonds, March 31, 2026							38 688

Total straight and floating rate bonds, December 31, 2025							27 929

Commitments
Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future.
Pending acquisition commitment to acquire Excellergy, Inc. – On March 26, 2026, Novartis entered into an agreement and plan of merger to acquire all outstanding shares of Excellergy, Inc., a US-based, privately held clinical-stage biotechnology company focused on the development of next-generation anti-IgE therapies for IgE-driven diseases. Under the terms of the agreement, Novartis will make an upfront payment of USD 0.9 billion at closing and up to USD 1.1 billion in additional payments contingent upon the achievement of specified milestones. The transaction is expected to close in the second half of 2026, subject to the satisfaction or waiver of customary closing conditions, including regulatory approvals.
Pending acquisition commitment to acquire Pikavation Therapeutics, Inc. – On March 18, 2026, Novartis entered into a stock purchase agreement to acquire Pikavation Therapeutics, Inc., a wholly owned subsidiary of Synnovation Therapeutics, LLC, that holds a portfolio of pan-mutant selective PI3Ka inhibitor programs, including SNV4818. Under the terms of the agreement, Novartis will make an upfront payment of USD 2.0 billion at closing and up to USD 1.0 billion in additional payments contingent upon the achievement of specified milestones. The transaction is expected to close in the second quarter of 2026, subject to satisfaction or waiver of customary closing conditions, including regulatory approvals.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis

Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and net impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in volume, price and generic competition impacts on net sales, we present information about changes in net sales and selected key figures, including operating income and net income, on a basis that excludes the effects of foreign currency fluctuations.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency change measures to present percentage changes by translating the current year’s foreign currency sales and other income statement items into USD using the prior-year average exchange rates (excluding adjustments required under IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies), and then comparing these translated amounts to prior-year results in USD to derive a constant currency percentage change.
We use constant currency percentage change measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. These percentage change measures are considered alongside the corresponding USD percentage change measures that are not adjusted for changes in currency exchange rates.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 37 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following table provides an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
(USD millions unless indicated otherwise)	Q1 2026	Q1 2025

IFRS Accounting Standards operating income	4 235	4 663

Amortization of intangible assets	775	789

Impairments

Intangible assets		1

Other property, plant and equipment	34

Total impairment charges	34	1

Acquisition or divestment of businesses and related items

- Income	-129	-111

- Expense	123	103

Total acquisition or divestment of businesses and related items, net	-6	-8

Other items

Divestment gains	-125

Financial assets - fair value adjustments	-19	41

Restructuring and related items

- Income	-14	-16

- Expense	114	145

Additional income	-149	-61

Additional expense	52	21

Total other items	-141	130

Total adjustments	662	912

Core operating income	4 897	5 575

as % of net sales	37.3%	42.1%

Loss from associated companies	-3	-3

Interest expense	-343	-270

Other financial income and expense	-50	17

Core adjustments to other financial income and expense	54	29

Income taxes, adjusted for core adjustment items (core income taxes)	-761	-866

Core net income	3 794	4 482

Core net income attributable to shareholders of Novartis AG	3 794	4 479

Core net income attributable to non-controlling interests	0	3

Core basic EPS (USD) [1]	1.99	2.28

[1] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
First quarter
(USD millions unless indicated otherwise)	Q1 2026 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2026 Core results	Q1 2025 Core results

Gross profit	10 065	694			21	10 780	11 082

Operating income	4 235	775	34	-6	-141	4 897	5 575

Income before taxes	3 839	775	34	-6	-87	4 555	5 348

Income taxes [5]	-683	-153	-6	-1	82	-761	-866

Net income	3 156					3 794	4 482

Attributable to:
Shareholders of Novartis AG	3 156					3 794	4 479

Non-controlling interests	0					0	3

Basic EPS (USD) [6]	1.65					1.99	2.28

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 459	694			21	-2 744	-2 503

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 140			1	2	-3 137	-3 057

Research and development	-2 740	81		5	-50	-2 704	-2 302

Other income	478			-129	-236	113	79

Other expense	-428		34	117	122	-155	-227

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-50				54	4	46

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: other expense includes impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration charges: selling, general and administration, research and development, other income and other expense include integration cost charges; other income and other expense include also transitional services fee income and expenses related to the Sandoz distribution and adjustments to provisions; other income includes also a tax settlement income

[4] Other items: costs of goods sold, selling, general and administration, other income and other expense include restructuring releases of provisions and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; costs of goods sold and research and development include contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes divestment gains, fair value adjustments on contingent consideration receivable and other items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 716 million to arrive at the core results before tax amounts to a tax expense of USD 78 million and the average tax rate on the total adjustments was 10.9% since the estimated full year core tax charge of 16.7% has been applied to the pre-tax income of the period.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Non-IFRS measure Free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
First quarter
	Q1 2026			Q1 2025

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	3 676		3 676	3 645		3 645

Net cash flows (used in)/from investing activities [1]	-11 736	11 390	-346	330	-584	-254

Net cash flows from/(used in) financing activities [2]	3 579	-3 579	0	-8 548	8 548	0

Non-IFRS measure free cash flow			3 330			3 391

[1] With the exception of purchases of property, plant and equipment, all net cash flows (used in)/from investing activities are excluded from the free cash flow.
[2] Net cash flows from/(used in) financing activities are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
First quarter
(USD millions)	Q1 2026	Q1 2025

Operating income	4 235	4 663

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 208	1 195

Change in provisions and other non-current liabilities	70	182

Other	134	281

Operating income adjusted for non-cash items	5 647	6 321

Interest received	83	122

Interest paid and other financial payments	-213	-253

Income taxes paid	-787	-540

Payments out of provisions and other net cash movements in non-current liabilities	-267	-237

Change in inventories and trade receivables less trade payables	-652	-1 160

Change in other operating cash flow items	-135	-608

Net cash flows from operating activities	3 676	3 645

Purchases of property, plant and equipment	-346	-254

Non-IFRS measure free cash flow	3 330	3 391

Additional information
Net debt
Condensed consolidated changes in net debt
First quarter
(USD millions)	Q1 2026	Q1 2025

Net change in cash and cash equivalents	-4 558	-4 393

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	-11 582	-1 737

Change in net debt	-16 140	-6 130

Net debt at January 1	-21 947	-16 141

Net debt at March 31	-38 087	-22 271

Components of net debt
(USD millions)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025

Non-current financial debts	-37 447	-27 935	-21 666

Current financial debts and derivative financial instruments	-7 617	-5 602	-7 801

Total financial debts	-45 064	-33 537	-29 467

Less liquidity

Cash and cash equivalents	6 877	11 435	7 066

Marketable securities, time deposits and derivative financial instruments	100	155	130

Total liquidity	6 977	11 590	7 196

Net debt at end of period	-38 087	-21 947	-22 271

Share information
	Mar 31, 2026	Mar 31, 2025

Number of shares outstanding	1 908 091 965	1 959 253 908

Registered share price (CHF)	120.86	97.84

ADR price (USD)	152.75	111.48

Market capitalization (USD billions) [1]	288.5	218.0

Market capitalization (CHF billions) [1]	230.6	191.7

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q1 2026	Average rates Q1 2025	Period-end rates Mar 31, 2026	Period-end rates Mar 31, 2025

1 CHF	1.277	1.112	1.251	1.137

1 CNY	0.144	0.137	0.145	0.138

1 EUR	1.171	1.052	1.147	1.084

1 GBP	1.348	1.259	1.321	1.297

100 JPY	0.638	0.656	0.626	0.671

100 RUB	1.274	1.074	1.227	1.177

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
First quarter
	Change in USD % Q1 2026	Change in constant currencies % Q1 2026	Percentage point currency impact Q1 2026

Net sales to third parties	-1	-5	4

Operating income	-9	-11	2

Net income	-13	-13	0

Basic earnings per share (USD)	-10	-11	1

Core operating income	-12	-14	2

Core net income	-15	-17	2

Core basic earnings per share (USD)	-13	-15	2

Disclaimer
This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “expected,” “anticipated,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expanded,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “on track,” “look forward,” or similar expressions, or by express or implied discussions regarding: potential new products, potential new indications for existing products, potential product launches or potential future revenues from any such products; or results of ongoing clinical trials; potential future, pending or announced transactions; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; our capital structure. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this communication will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communication; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.
About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Important dates
July 21, 2026
Second quarter & half year 2026 results
October 27, 2026
Third quarter & nine months 2026 results
November 18-19, 2026
Meet Novartis Management 2026 (London, UK)